

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

<u>Via Email</u>
Jonathan F. Irwin
Chief Executive Officer
Frozen Food Gift Group, Inc.
301 Fourth Street, #20
Annapolis, Maryland 21403

>   **Re: Frozen Food Gift Group, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 3, 2011**
>   **File No. 333-165406**

Dear Mr. Irwin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your registration statement to include financial statements for an interim period ending within 135 days of the effective date. Refer to Rule 8-08 of Regulation S-X.

<u>Risk Factors, page 4</u>

<u>We rely on a Single Independent Supplier…, page 5</u>

2. Please delete the last sentence of this risk factor as it mitigates the point of the risk.

Dilution, page 9

3. It appears that the "gain to selling shareholders" value in the third paragraph of your Dilution disclosure on page 9 is inaccurate. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 12

4. For each of your directors, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K. For additional guidance, refer to our Compliance and Disclosure Interpretations, Regulation S-K, Question 116.05 available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

5. Please revise your disclosure regarding Messrs. Berkeridge and Vicente to state the periods during which each has served as a director. See Item 401(a) of Regulation S-K.

Liquidity and Capital Resources, page 23

6. We note your disclosure on page 27 that Messrs. Schissler and Irwin have made non-interest bearing loans to the company. Please revise your table on page 23 to include these loans. In this regard, we note that the sentence immediately preceding the table states that the table includes "the amount from loans and the amounts from Notes Payable."

7. In light of your disclosure in the first paragraph of this section that "the Company has been funded by its Chairman and, Chief Executive Officer, Board members and persons related to or acquainted with these", please add footnote disclosure to your table on page 23 disclosing your relationship with each lender.

Description of Property, page 27

8. We note that your property description on page 27 does not appear to be consistent with your lease agreement filed as exhibit 10.1. Specifically, the suite number and monthly payments differ. Please revise and make conforming changes to your "Properties" disclosure on page 20.

Certain Relationships and Related Transactions, page 27

9. We note that the sixth paragraph of the letter agreement with ANP Industries, filed as Exhibit 10.6, states that "a D&A principle is a principle employee for both [D&A and ANP Industries]." Please revise the last paragraph of your Certain Relationships and Related Transactions disclosure on page 27 to identify this person.

Executive Compensation, page 27

Summary Compensation Table, page 28

10. We note that base salary adjustments are reviewed and approved by your board of directors, and we further note that Mr. Irwin's base salary significantly decreased in 2010 versus 2009. Please disclose the factors that the board considered in approving this decrease. See Item 402(o) of Regulation S-K.

Compensation of Directors, page 30

11. Please place your Director Compensation table for the year ending December 31, 2010 before the same table for the year ending December 31, 2009. Alternatively, combine the information presented into one table for ease of reference.

12. The fourth from the last paragraph on page 30 indicates that your board awarded $90,000 in compensation to Mr. Schissler in both 2009 and 2010. This appears inconsistent with your director compensation table for the year ended 2009 on page 30. It states that Mr. Schissler was awarded $112,500 in deferred compensation and $66 in stock compensation, for a total of $112,966 in 2009. Please revise or advise.

13. Please revise your Director Compensation for the year ending December 31, 2010 table to disclose the compensation, if any, paid to Messrs. Vicente and Berkeridge.

Item 15. Recent Sales of Unregistered Securities, page II-1

14. We reissue comment 15 of our February 16, 2011 letter. Please revise the inconsistencies between your disclosure under Item 15 and your disclosure under Note 2 on page F-9 and Note 2 on page F-18. By way of example only, and not intended as a exhaustive list, your Item 15 disclosure indicates that there were three transactions in July 2009, but your disclosure on page F-9 states there were two transactions, and your disclosure on page F-18 states these two transactions occurred in August 2009.

Item 16. Exhibits, page II-2

Exhibit 5.1 Opinion of Legal Counsel, Thomas J. Sippel, Esq.

15. Please have counsel revise its legal opinion to state that it is acting as your counsel.

16. Please have counsel revise the third paragraph of its opinion to reflect that the shares you are registering for resale by selling shareholders have already been issued.

Exhibit 23.1 Consent of David A. Aronson, CPA, P.A.

17. Your auditor's consent refers to a report dated January 11, 2011, but the report in your filing is dated March 24, 2011. Please file a revised consent with the appropriate date reference.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or in his absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director